Exhibit 99.1

21Vianet Announces Joint Venture with Warburg Pincus

To establish the leading wholesale data center platform in China

BEIJING, Oct. 31, 2016 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral internet data center services provider in China, and Warburg Pincus, a leading global private equity firm focused on growth investing, today announced the two companies have signed a strategic investment agreement (the “JV Agreement”) to form a joint venture and establish a digital real estate platform (the “JV”) in China. The JV will be dedicated to pursuing development and acquisition opportunities in the wholesale and built-to-suit segments of China’s data center market.

Pursuant to the JV Agreement, 21Vianet will seed the JV with four existing high-performing IDC assets, valued at over US$300 million, and Warburg Pincus will contribute direct capital and extensive industry network and resources in the real estate sector. Also pursuant to the JV Agreement, 21Vianet will continue to own 51% of the equity interests in the four existing IDC assets while Warburg Pincus will own the remaining 49%. With respect to future projects to be developed by the JV, 21Vianet will initially own 49% of the equity interests and Warburg Pincus will initially own 51% of the equity interests. The transactions contemplated by the JV Agreement are expected to close in multiple tranches in the first half of 2017 subject to the satisfaction of certain conditions.

With strong demand for data center space driven by the exponential growth in data usage and cloud services, the JV will serve as a dedicated vehicle that focuses on wholesale customers and enterprises and an expanded product offering across turn-key data centers, standard modules and built-to-suit solutions. The goal is for the platform to grow to 80,000 to 100,000 cabinets over the next five to seven years.

Mr. Steve Zhang, CEO of 21Vianet, stated, “We are extremely excited to partner with Warburg Pincus, one of the world’s leading private equity firms, and establish a specialized platform to address China’s wholesale data center market. While the Company stays focused on its core retail colocation and cloud services, which are centered on interconnection and an open cloud ecosystem, the JV will help strengthen our IDC competitive advantages through broader product offerings and specialized business solutions. As China’s data center industry moves towards increased specialization and verticalization, we firmly believe that the JV will enable us to effectively capture incremental market opportunities from diverse customers and attract more world-class talent.”

“Combining 21Vianet’s 20 years of experience in data center operations and Warburg Pincus’ rich resources in capital markets, industry network and track record in partnering with leading enterprises in China, the JV represents a strategic alliance to advance the development of data center real estate opportunities in China,” commented Mr. Terry Wang, CFO of 21Vianet. “By separating the capital intensive data center infrastructure layer from the Company’s asset light businesses, we are confident that we will lessen our dependence on Capex, improve our free cash flow, capital structure and with it, overall shareholders’ value.”

Ellen Ng, Managing Director of Warburg Pincus, commented, “Data centers have been one of the best performing real estate asset classes globally and one supported by compelling secular trends in China. We have tracked the sector in China for years and are delighted to collaborate with 21Vianet to form the JV. Our partnership will create significant synergies by combining 21Vianet’s deep industry knowhow and client resources with Warburg Pincus’ international resources, financing channels and industry networks in both the real estate and TMT sectors in China.”

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, content delivery network services, consumer broadband services and business VPN services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet quickly and reliably. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small and mid-sized enterprises.

About Warburg Pincus

Warburg Pincus LLC is a leading global private equity firm focused on growth investing. The firm has more than $40 billion in private equity assets under management. The firm’s active portfolio of more than 120 companies is highly diversified by stage, sector and geography. Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. Founded in 1966, Warburg Pincus has raised 15 private equity funds, which have invested more than $58 billion in over 760 companies in more than 40 countries.

Warburg Pincus has a strong track record investing in China’s property sector. It has invested more than $2.5 billion into 20 companies and projects in China including developers, operators, asset managers, and asset/project portfolio joint ventures in all major asset types. The firm’s notable investments in the real estate sector include China Jinmao, eShang Redwood Group, Red Star Macalline, D&J China, Mofang Apartment, Guangzhou R&F, 7 Days Inn, Greentown and Sunshine 100.

The firm is headquartered in New York with offices in Amsterdam, Beijing, Hong Kong, London, Luxembourg, Mumbai, Mauritius, San Francisco, São Paulo, Shanghai, and Singapore.

For more information please visit www.warburgpincus.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Qing Liu

+86 10 8456 2121 ext 1313

IR@21Vianet.com

ICR, Inc.

Violet Gu

+1 (646) 405-4922

IR@21Vianet.com